Exhibit 12.1
CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Six Months Ended
	June 30,	Years ended December 31,
	2010	2009	2008	2007	2006	2005
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting changes	$15,869	$10,016	$(71,408)	$(23,380)	$(244)	$(3,673)
Fixed charges (as outlined below), less preferred dividends (a)	16,823	34,624	35,614	33,079	26,914	20,202

Total earnings, as defined	$32,692	$44,640	$(35,794)	$9,699	$26,670	$16,529

FIXED CHARGES:
Interest charges (b)	$15,904	$32,528	$33,197	$31,164	$25,072	$22,426
Less: Write-off unamortized debt issuance costs (c)	—	—	—	—	(534)	(5,038)
Interest component of vault cash costs	—	—	—	—	—	—
Interest component of rental expense	919	2,096	2,417	1,915	2,376	2,814
Preferred dividends (d)	—	—	—	—	—	1,770

Total fixed charges, as defined	$16,823	$34,624	$35,614	$33,079	$26,914	$21,972

Ratio of earnings to fixed charges	1.94x	1.29x	N/A	N/A	N/A	N/A
Amount of earnings insufficient to cover fixed charges	—	—	$71,408	$23,380	$244	$5,443

(a)	Excludes preferred dividends as such amounts were not deducted in arriving at the income (loss) before income tax amounts reflected above.

(b)	Includes the amortization of debt discount and debt issuance costs.

(c)	Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.

(d)	Amounts have been grossed-up at the Company’s effective tax rate for each applicable period.